Exhibit 99.77

News Release October 28th, 2025

Santacruz Silver Announces Intention to List on the NASDAQ and Provides Details for Upcoming Annual General & Special Meeting

Vancouver, B.C. – Santacruz Silver Mining Ltd. (TSX.V:SCZ) (OTCQX:SCZMF) (FSE:1SZ) (“Santacruz” or the “Company”) is pleased to announce that it has applied to list its common shares on the Nasdaq Capital Market (the “Nasdaq”). The Company also announces that its 2025 Annual General and Special Meeting of Shareholders (the “AGSM”) will be held in-person at 15th Floor, 1111 West Hastings Street, Vancouver, BC, V6E 2J3, on Tuesday November 25, 2025, at 10:00 am Pacific Standard Time. The Notice of Meeting, Management Information Circular, and Form of Proxy for the AGSM have been mailed to shareholders and are available on the Company’s website at www.santacruzsilver.com/investors/agm and on SEDAR+ at www.sedarplus.ca under the Company’s issuer profile.

Arturo Préstamo, Executive Chairman and CEO commented: “Our intention to list on the Nasdaq represents a significant milestone in Santacruz’s growth strategy. It also demonstrates our commitment to increasing transparency and liquidity, expanding our shareholder base, and enhancing Santacruz’s visibility within the U.S. capital markets,” Mr. Préstamo added, “We believe that pursing this listing will strengthen our position as a leading silver producer and provide our shareholders with greater access to the value we are creating across our portfolio. We look forward to seeking our shareholders’ support at the upcoming Annual General and Special Meeting as we take this important step forward.”

In connection with the proposed listing, the Company will seek shareholder approval at the upcoming AGSM for, among other things, a consolidation of its common shares to meet Nasdaq’s initial listing requirements, which include a minimum bid price of US$4 per share (the “Consolidation”). As outlined in the Management Information Circular, shareholders will be asked to approve a Consolidation ratio of up to 10:1. If the Consolidation is approved and effected by the Company, the actual ratio chosen by the board of directors will be announced in a subsequent release following the AGSM.

Based on the Company’s recent trading history, management of the Company expects that the actual ratio for the Consolidation needed to meet Nasdaq minimum bid pricing will be equal to or less than 4:1. The Company intends to effect a ratio for the Consolidation which most efficiently meets the Company’s goals of meeting Nasdaq’s initial listing requirements.

As of the record date for the AGSM, 365,384,489 common shares are issued and outstanding. Assuming the Consolidation is completed on a 10:1 ratio and no other changes to the Company’s share capitalization prior to the record date for the Consolidation, the number of common shares issued and outstanding will be approximately 36,538,448. If a 4:1 ratio is selected for the Consolidation, the number of common shares issued and outstanding will be approximately 91,346,122. The Consolidation is subject to the approval of the TSX Venture Exchange.

About Santacruz Silver Mining Ltd.

Santacruz Silver is engaged in the operation, acquisition, exploration, and development of mineral properties across Latin America. In Bolivia, the Company operates the Bolivar, Porco, and Caballo Blanco mining complexes, with Caballo Blanco comprising the Tres Amigos and Colquechaquita mines. The Reserva mine, whose production is provided to the San Lucas ore sourcing and trading business, is also located in Bolivia. Additionally, the Company oversees the Soracaya exploration project. In Mexico, Santacruz operates the Zimapán mine.

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‘signed’

Arturo Préstamo Elizondo,

Executive Chairman and CEO

For further information please contact:

Arturo Préstamo

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +52 81 83 785707

Andrés Bedregal

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +591 22444849

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

This news release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements relate to future events or future performance and reflect the expectations or beliefs of the management of the Company regarding future events. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends”, “expects” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or will “potentially” or “likely” occur. This information and these statements, referred to herein as “forward-looking statements”, are not historical facts, are made as of the date of this news release and include without limitation, statements about the timing of the AGSM; the Company’s application to list on the Nasdaq; the anticipated benefits of a Nasdaq listing; and the proposed completion of the Consolidation (including the timing thereof and the proposed ratio at which it will be completed).

These forward-looking statements involve numerous risks and uncertainties, and actual results might differ materially from results suggested in any forward-looking statements. These risks and uncertainties include, among other things: that the Company may not complete the Nasdaq listing as anticipated, or at all; that a Nasdaq listing may not have the anticipated effect on the Company; delays in the timing of the AGSM; the possibility that the Company will not complete the Consolidation on the timing anticipated or at all; delays in obtaining or failures to obtain required governmental or stock exchange approvals, including the approval of the TSXV in respect of the Consolidation and the Nasdaq in respect of the Company’s listing application; changes in equity markets; inflation; and those risks set out in the Company’s public disclosure record on SEDAR+ (www.sedarplus.ca).

There can be no assurance that any forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader should not place any undue reliance on forward-looking information or statements. The Company undertakes no obligation to update forward-looking information or statements, other than as required by applicable law.

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